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                                                             EXHIBIT (a)(2)(i)

[LOGO]        Sensormatic
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securing today's business

                      SENSORMATIC ELECTRONICS CORPORATION
                                951 Yamato Road
                           Boca Raton, Florida 33431

                                                                 August 23, 2001
To Our Stockholders:

   Sensormatic Electronics Corporation has entered into an Agreement and Plan of Merger with Tyco Acquisition Corp. XXIV (NV), a wholly owned subsidiary of Tyco International Ltd., a Bermuda company, pursuant to which Tyco Acquisition has commenced an offer to exchange a fraction of a Tyco common share for each of the outstanding shares of Sensormatic's common stock. In the offer, each tendered and accepted Sensormatic common share will be exchanged for a fraction of a Tyco common share having a value of $24.00 based on the average of the volume-weighted averages of the per share selling prices of Tyco common shares on the NYSE over the five consecutive trading days ending on the fourth trading day prior to and not including October 1, 2001, the initial date designated for the expiration of the offer. If this Tyco average share price is less than $46.25, Tyco may terminate the agreement unless Sensormatic's Board of Directors agrees that the exchange ratio in the transaction will be fixed at
0.5189 of a Tyco common share for each Sensormatic common share, in which event Sensormatic common stockholders would receive a fraction of a Tyco common share valued, based on such average share price, at less than $24.00 for each Sensormatic common share.

   Your Board of Directors believes the transaction is an excellent one for Sensormatic's common stockholders. Among other things, the $24.00 in value per Sensormatic common share represents a premium of more than 60% over the reported sale price of Sensormatic common shares on August 2, 2001, the last full trading day prior to the public announcement of the agreement.

   The offer is subject to various conditions including, among others, that there be validly tendered and not properly withdrawn prior to the expiration of the offer that number of Sensormatic common shares which, together with any Sensormatic common shares held by Tyco and its affiliates, represents at least a majority of the number of Sensormatic common shares outstanding on a fully diluted basis, and upon the receipt of U.S. and material non-U.S. regulatory approvals. The offer will be followed by the merger of Sensormatic with Tyco Acquisition, in which each Sensormatic common share that is not exchanged in the offer will be converted into the right to receive a fraction of a Tyco common share at the same exchange ratio as exchanged in the offer.

   Your Board of Directors determined, by a unanimous vote of the directors present at a special meeting, that the terms of Tyco's offer and the merger are advisable, fair to, and in the best interests of, Sensormatic's common stockholders. The members of your Board of Directors unanimously recommend that Sensormatic's common stockholders accept the Tyco offer and tender their Sensormatic common shares.

   In arriving at its recommendation, your Board of Directors considered the factors described in the accompanying Schedule 14D-9. Included as Annex A to the Schedule 14D-9 is a written opinion of Morgan Stanley & Co. Incorporated, Sensormatic's financial advisor, to your Board of Directors to the effect that, as of the date of that opinion and based on and subject to the matters described in such opinion, the consideration to be received by the holders of Sensormatic common shares pursuant to the agreement was fair, from a financial point of view, to such holders. Morgan Stanley's opinion is addressed to the Board of Directors and is not a recommendation to Sensormatic's stockholders whether to tender their shares pursuant to the offer. You should read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Morgan Stanley in rendering its opinion.

   The accompanying prospectus and letter of transmittal of Tyco sets forth all of the terms of the offer. Additionally, the enclosed Schedule 14D-9 sets forth additional information regarding the offer and the merger relevant to making an informed decision. We urge you to read these materials carefully and in their entirety.

                                          Very truly yours,

                                          /s/ Per-Olof Loof
                                          Per-Olof Loof
                                          President and Chief Executive
                                           Officer